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                              September 26, 2023

       Rory Riggs
       Chief Executive Officer
       Cibus, Inc.
       6455 Nancy Ridge Drive
       San Diego, CA 92121


                                                        Re: Cibus, Inc.
                                                            Form 8-K/A filed
June 29, 2023
                                                            File No. 001-38161

       Dear Rory Riggs:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 8-K/A filed June 29, 2023

       Exhibit 99.7 Unaudited Pro Forma Combined Financial Information for Cibus Global, LLC and
       Calyxt, Inc. Introductory Note
       Introductory Note, page 1

   1. We note your response to prior comment 1, as well as the additional information you provided during our
September 14, 2023 telephone call. Please address the following:
                                                            Provide the
ownership and structure of the entities before the date of the business combination, as
well as the ownership interests after the transaction. In this regard, we note that the
Company owns 79.1% of the Cibus common units. Identify who
                                                            owns the remainder
of the common units;
                                                            Provide a detailed
description of the legal steps taken to effect the transaction, including the
changes to the structures of the entities and the specific timing of each step between
January 13, 2023, the date of the Agreement and Plan of Merger, and
                                                            May 31, 2023, the
date the parties completed the business combination;
 Rory Riggs
Cibus, Inc.
September 26, 2023
Page 2
                Explain why the Company organized the combined entity in an UP-C structure and explain the objective(s) you were trying to achieve. Address whether the Company contemplated other alternative structures and, if not, why not. Also, address why the
              Up-C structure was organized with Cibus Global as an LLC with the Company as its managing member. Explain whether or not the intended benefits of the UP-C structure could have been achieved with an alternative governance structure for Cibus
              Global, whether you considered any such alternative governance structures, and if applicable, why you chose the structure utilized in the
transaction;
                Given the Company   s significant ownership interest in the
combined entity and lack
              of any material non-controlling interests, please explain why the LLC agreement was structured such that the Company was the sole management member of Cibus
              Global;
                Provide us with your comprehensive analysis related to the determination that Cibus
              Global is a VIE. Fully explain the specific changes to the LLC agreement that resulted in this determination, and note the timing of when the changes legally occurred;
                You indicated that the non-managing members of Cibus Global (post transaction) do not have kick-out rights or participating rights. Clarify whether this assertion is because (i) there are no kick-out rights or participating right or (ii) that there are kick-
              out rights and/or participating rights and such rights are not substantive. If the latter, please explain how you determined such rights are not substantive;
                Provide the following information related to the combined entity:
                o Explain why the name of the combined entity changed to Cibus, Inc;
                o Explain why the Board of Directors of the combined company was decreased to six members, all of whom were legacy Cibus board members;
                o   Explain what drove the Board representation and structure;
                o Explain how the management of the combined entity was determined; and
                o Describe the nature of the ongoing operations of the combined entity. Address whether any legacy operations of Calyxt is part of such ongoing operations.


       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. You may contact Jeanne Baker at (202) 551-3691 or Terence
O'Brien at (202) 551-3355 with any questions.



                                                                  Sincerely,
FirstName LastNameRory Riggs
                                                                  Division of
Corporation Finance
Comapany NameCibus, Inc.
                                                                  Office of
Industrial Applications and
September 26, 2023 Page 2                                         Services
FirstName LastName